Exhibit 99.2

Reconciliation between U.S. GAAP and International Financial Reporting Standards

Ernst & Young was engaged by the Company to conduct limited assurance engagement in accordance with International Standards on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“ISAE 3000 (Revised)”) issued by the International Federation of Accountants (“IFAC”) on the ‘Reconciliation between U.S. GAAP and International Financial Reporting Standards’ as set out on pages 20 to 25 of the 2023 Second Quarter Results (together, the “GAAP Difference Reconciliation”).

Ernst & Young’s engagement did not involve independent examination of any of the underlying financial information. The work carried out in accordance with ISAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with International Standards on Auditing or International Standards on Review Engagements issued by the IFAC and consequently, Ernst & Young did not express an audit opinion nor a review conclusion on the GAAP Difference Reconciliation. Ernst & Young’s engagement was intended solely for the use of the Directors in connection with the above purpose for this 2023 Second Quarter Results and may not be suitable for another purpose.

The procedures performed by Ernst & Young were based on their professional judgment, having regard to their understanding of the management’s process on preparing the GAAP Difference Reconciliation, nature, business performance and financial information of the Company and its subsidiaries (“the Group”). Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the relevant financial information in the columns “Amounts as reported under U.S. GAAP” as disclosed in the GAAP Difference Reconciliation with the respective line items in the Group’s unaudited interim condensed consolidated statement of income for the six months ended June 30, 2023 and the unaudited condensed consolidated balance sheet as at June 30, 2023 (the “Interim Financial Statements”) prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), as appropriate;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the U.S. GAAP and the International Financial Reporting Standards (the “IFRSs”), and the evidence supporting the adjustments made in arriving at the “Amounts under IFRSs” as disclosed in the GAAP Difference Reconciliation; and

(iii)	Checking the arithmetic accuracy of the computation of the Group’s financial information in the columns “Amounts under IFRSs” as disclosed in the GAAP Difference Reconciliation.

The procedures performed by Ernst & Young in this limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Ernst & Young do not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Ernst & Young has concluded that nothing has come to their attention that causes them to believe:

(i)

the amounts in the columns “Amounts as reported under U.S. GAAP” as disclosed in the GAAP Difference Reconciliation for the six months ended June 30, 2023 are not, in all material respects, in agreement with the respective line items in the Interim Financial Statements prepared in accordance with the U.S. GAAP;

(ii)

the IFRSs adjustments as disclosed in the GAAP Difference Reconciliation, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the amounts in the columns “Amounts under IFRSs” as disclosed in the GAAP Difference Reconciliation are not arithmetically accurate.

Reconciliation between U.S. GAAP and International Financial Reporting Standards

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRSs. The effects of material differences on each financial statements line items affected between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows.

Reconciliation of Condensed Consolidated Statements of Income (Extract)

		For the six months ended June 30, 2022
	Amounts as reported under U.S. GAAP	IFRS adjustments
		Investments in debt securities	Investments measured at fair value	Equity method investments	Operating leases	Redeemable preferred shares	Share-based compensation	Convertible senior notes	Amounts under IFRSs
		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	(Note (vi))	(Note (vii))
	(RMB in millions)
Cost of revenues	30,717	—	—	—	(100)	—	(9)	—	30,608
Selling, general and administrative	9,440	—	—	—	(16)	—	(18)	—	9,406
Research and development	11,900	—	—	—	(21)	—	(275)	—	11,604
Other income (loss):
— Interest income	2,979	(1,101)	—	—	—	—	—	—	1,878
— Interest expense	(1,451)	—	—	—	(153)	—	—	223	(1,381)
— Others, net/Share of losses from equity method investments	(3,998)	1,119	(122)	(122)	—	(548)	—	(702)	(4,373)

Income before income taxes	3,191	18	(122)	(122)	(16)	(548)	302	(479)	2,224
Income taxes	416	11	(10)	30	(2)	32	38	—	515

Net income	2,775	7	(112)	(152)	(14)	(580)	264	(479)	1,709
Less: net income (loss) attributable to noncontrolling interests	23	—	(38)	32	5	1	71	(239)	(145)

Net income attributable to Baidu, Inc.	2,752	7	(74)	(184)	(19)	(581)	193	(240)	1,854

Reconciliation of Condensed Consolidated Statements of Income (Extract)

		For the six months ended June 30, 2023
	Amounts as reported under U.S. GAAP	IFRS adjustments
		Investments in debt securities	Investments measured at fair value	Equity method investments	Operating leases	Redeemable preferred shares	Share-based compensation	Convertible senior notes	Amounts under IFRSs

		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	(Note (vi))	(Note (vii))
				(RMB in millions)
Cost of revenues	31,319	—	—	—	(63)	—	(87)	—	31,169
Selling, general and administrative	11,887	—	—	—	(46)	—	(50)	—	11,791
Research and development	11,804	—	—	—	(25)	—	(423)	—	11,356
Other income (loss):
— Interest income	3,863	(950)	—	—	—	—	—	—	2,913
— Interest expense	(1,621)	—	—	—	(208)	—	—	470	(1,359)
— Others, net/Share of losses from equity method investments	652	1,185	239	(873)	—	(368)	—	(5,067)	(4,232)

Income before income taxes	14,154	235	239	(873)	(74)	(368)	560	(4,597)	9,276
Income taxes	2,463	40	19	—	(48)	15	15	—	2,504

Net income	11,691	195	220	(873)	(26)	(383)	545	(4,597)	6,772
Less: net income (loss) attributable to noncontrolling interests	656	—	36	28	3	—	49	(2,509)	(1,737)

Net income attributable to Baidu, Inc.	11,035	195	184	(901)	(29)	(383)	496	(2,088)	8,509

Reconciliation of Condensed Consolidated Balance Sheets (Extract)

		As of December 31, 2022
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Investments in debt securities	Investments measured at fair value	Equity method investments	Operating leases	Redeemable preferred shares	Share-Based compensation	Convertible senior notes	Amounts under IFRSs
		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	(Note (vi))	(Note (vii))
		(RMB in millions)
Short-term investments, net	120,839	38	—	—	—	—	—	—	120,877
Long-term investments, net	55,297	—	1,280	(2,009)	—	—	—	—	54,568
Long-term time deposits and held-to-maturity investments	23,629	(111)	—	—	—	—	—	—	23,518
Operating lease right-of-use assets	10,365	—	—	—	(179)	—	—	—	10,186
Deferred tax assets, net	2,129	—	—	—	17	—	64	—	2,210

Total assets	390,973	(73)	1,280	(2,009)	(162)	—	64	—	390,073

Redeemable preferred shares	—	—	—	—	—	7,813	—	—	7,813
Convertible senior notes	17,873	—	—	—	—	—	—	(3,897)	13,976
Deferred tax liabilities	2,898	(10)	88	(10)	—	83	—	—	3,049

Total liabilities	153,168	(10)	88	(10)	—	7,896	—	(3,897)	157,235

Redeemable noncontrolling interests	8,393	—	—	—	—	(8,393)	—	—	—
Total Baidu, Inc. shareholders’ equity	223,478	(63)	1,012	(1,973)	(140)	336	64	1,953	224,667
Noncontrolling interests	5,934	—	180	(26)	(22)	161	—	1,944	8,171

Total equity	229,412	(63)	1,192	(1,999)	(162)	497	64	3,897	232,838

Reconciliation of Condensed Consolidated Balance Sheets (Extract)

		As of June 30, 2023
	Amounts as	IFRS adjustments
	reported under U.S. GAAP	Investments in debt securities		Investments measured at fair value		Equity method investments		Operating leases		Redeemable preferred shares		Share-Based compensation		Convertible senior notes		Amounts under IFRSs
		(Note	(i))	(Note	(ii))	(Note	(iii))	(Note	(iv))	(Note	(v))	(Note	(vi))	(Note	(vii))
						(RMB in millions)
Short-term investments, net	148,095	135		—		—		—		—		—		—		148,230
Long-term investments, net	53,153	—		1,507		(1,775)		—		—		—		—		52,885
Long-term time deposits and held-to-maturity investments	24,147	29		—		—		—		—		—		—		24,176
Operating lease right-of-use assets	10,446	—		—		—		(254)		—		—		—		10,192
Deferred tax assets, net	1,906	—		—		—		64		—		49		—		2,019

Total assets	406,322	164		1,507		(1,775)		(190)		—		49		—		406,077

Redeemable preferred shares	—	—		—		—		—		8,556		—		—		8,556
Convertible senior notes	11,470	—		—		—		—		—		—		700		12,170
Deferred tax liabilities	2,992	32		107		—		—		128		—		—		3,259

Total liabilities	152,868	32		107		—		—		8,684		—		700		162,391

Redeemable noncontrolling interests	9,088	—		—		—		—		(9,088)		—		—		—
Total Baidu, Inc. shareholders’ equity	235,643	132		1,147		(1,775)		(166)		242		49		(318)		234,954
Noncontrolling interests	8,723	—		253		—		(24)		162		—		(382)		8,732

Total equity	244,366	132		1,400		(1,775)		(190)		404		49		(700)		243,686

Notes:

(i)	Investments in debt securities

Under U.S. GAAP, the classification and measurement of debt securities are based on the entity’s investment intent. Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity (HTM) and measured at amortized cost. Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value through profit or loss. Debt securities that are not classified as trading or as HTM are classified as available-for-sale (AFS) and measured at fair value through other comprehensive income (loss).

Under IFRSs, the classification and measurement of debt instruments, including debt securities, depends on the instrument’s contractual cash flow (CCF) characteristics and the business model under which they are managed. The assessment of the CCF determines whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities are measured at amortized cost if they pass the CCF characteristics test and are held with the objective of collecting CCF. Debt securities are measured at fair value through other comprehensive income (loss) if they pass the CCF characteristics test and are held with the objective of both collecting CCF and selling financial assets. Debt securities that are not measured at amortized cost or fair value through other comprehensive income (loss) is measured at fair value through profit or loss.

(ii)	Investments measured at fair value

Under U.S. GAAP, for equity securities without a readily determinable fair value and does not qualify for the net asset value per share practical expedient, the Group elected to use the measurement alternative to measure these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer, if any.

Available-for-sale debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are currently redeemable at the Group’s option. Under U.S. GAAP, these available-for-sale debt investments are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

Under IFRSs, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

(iii)	Equity method investments

The Group as the investor has equity method investees with their financial statements prepared in accordance with U.S. GAAP. Under IFRS, the accounting policies of the equity method investees must be the same as those of the investor. Therefore, adjustments were made to the financial statements of the investees, from U.S. GAAP to IFRSs, to conform with the accounting policies of the Group.

(iv)	Operating leases

Under U.S. GAAP, at lease commencement date, the Group classifies a lease as a finance lease or an operating lease. For operating leases, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under US GAAP generally results in expenses being incurred on a straight-line basis over the lease term.

Under IFRSs, all leases are accounted for like finance leases under U.S. GAAP where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses towards the end of the lease term.

(v)	Redeemable preferred shares

Under U.S. GAAP, the Group classified the redeemable preferred shares in redeemable noncontrolling interests (mezzanine-equity), in the consolidated balance sheets, initially recorded at fair value, net of issuance costs. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the preferred shares.

Under IFRSs, these investments were classified as financial liabilities at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. The amounts of changes in fair value of the redeemable preferred shares that were attributed to changes in credit risk of the redeemable preferred shares were recognized in other comprehensive income (loss).

(vi)	Share-based compensation

Under U.S. GAAP, the Group has elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance obligations. Under U.S. GAAP, the Group has elected to determine the total fair value of the share options by estimating the value of the option subject to graded vesting as a single award using an average expected life.

Under IFRSs, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. Under IFRSs, the total fair value of the share options is required to be determined by estimating the value of each vesting tranche separately using a separate expected life.

(vii)	Convertible senior notes

Under U.S. GAAP, the convertible debts are measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRSs, the convertible debts were designated as at fair value through profit or loss such that the convertible debts were initially recognized at fair values. Subsequent to initial recognition, the amounts of changes in fair value of the convertible debts were generally recognized in the profit or loss, other than the portion that were attributable to changes in credit risk of the convertible debts recognized in other comprehensive income (loss).